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January 7, 2014

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cracker Barrel Old Country Store, Inc.
Preliminary Soliciting Materials on Schedule 14A
Filed by Biglari Capital Corp. et al.
Filed December 24, 2013
File No. 001-25225

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated December 31, 2013 from the Staff (the “Comment Letter”) with regard to the above-referenced filing.  We have reviewed the Comment Letter with Biglari Capital Corp. (“Biglari”) and provide the following response on its behalf.  Our responses are numbered to correspond to your comments.

General

1.
We note your statement that “The Board’s primary aim should be to sell to the highest bidder in order to create a realization of Cracker Barrel’s value.” Please characterize this statement as your belief and provide support for the assertion that realization of value can only be accomplished in this manner.

The use of the word “should” in this context is intended to connote the advisability or prudence of this action, rather than its obligatory or mandatory nature, and thus represents a statement of belief.

2.
We note your statement that “Naturally, if our bid is the highest offer, then the Board’s fiduciary duty should dictate a sale to us.” Please provide support for the assertion that, under applicable law, the fiduciary duty of a board of directors is simply to sell to the highest bidder, without regard to any other relevant factors. If you cannot provide this support, please delete the statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

January 7, 2014

The word “should” in this context is similar to its use in the assertion referenced in comment 1, and thus represents a statement of belief.

3.	We note the following statements:

•	“Yet it is obvious you will have difficulty growing earnings through operating performance henceforth.”

•	“In contrast, the sale of the Company will create immediate value for all.”

Please characterize all such statements as your belief. Please also provide support for these assertions.

A sale of the Company, accomplished through a merger that results in all shareholders’ receipt of cash in exchange for their shares, will in fact create immediate value for all shareholders and is thus a certainty.  In future filings, the former statement will more clearly be identified as a statement of belief.

*      *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

ACKNOWLEDGMENT

In connection with responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) relating to the Preliminary Soliciting Materials on Schedule 14A (the “Filing”) filed by the undersigned on December 24, 2013, the undersigned acknowledge the following:

•	the undersigned are responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  January 7, 2014

BIGLARI CAPITAL CORP

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

THE LION FUND II, L.P.

By:	BIGLARI CAPITAL CORP., its General Partner

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

STEAK N SHAKE OPERATIONS, INC.

By:	/s/ Sardar Biglari
	Name:	Sardar Biglari
	Title:	Chairman and Chief Executive Officer

/s/ Sardar Biglari
Sardar Biglari

/s/ Philip L. Cooley
Philip L. Cooley